SCHEDULE B

WARRANT TERMS SUMMARY

(To Subscription Agreement for Series A-2 Preferred Stock of HEVO Inc.)

This Schedule B provides a summary of the principal terms of the stock warrants (the "Warrants") that may be issued to eligible investors in connection with their purchase of Series A-2 Preferred Stock of HEVO Inc. (the "Company") pursuant to the accompanying Subscription Agreement and Schedule A.

Capitalized terms not otherwise defined in this Schedule B shall have the meanings ascribed to them in the Subscription Agreement or Schedule A.

1. Warrant Stock. Each Warrant entitles the holder to purchase shares of the Company's Series A-2 Preferred Stock (the "Warrant Stock").

2. Exercise Price. The exercise price of each Warrant shall be $0.01 per share, subject to adjustment as described below.

3. Term. The Warrants shall be exercisable at any time from the date of issuance until the five-year anniversary of the Issue Date, unless earlier terminated pursuant to the terms of the Warrant Agreement.

4. Vesting and Eligibility. All Warrants shall vest and become exercisable immediately upon issuance, subject to the Investor having met the applicable eligibility criteria described in Schedule A.

5. Adjustments. The number of shares of Warrant Stock issuable upon exercise of each Warrant and the exercise price thereof shall be subject to appropriate adjustments in the event of any stock split, reverse stock split, recapitalization, combination, reclassification, or similar transaction affecting the Company's capital stock.

6. Transferability. The Warrants shall not be transferable without the prior written consent of the Company, except to Affiliates of the Investor who are not Competitors, and in accordance with applicable securities laws.

7. Governing Document. The full terms of the Warrants shall be set forth in a separate Warrant Agreement to be delivered to the Investor following the closing of the Series A-2 financing. In the event of any conflict between this Schedule B and the Warrant Agreement, the Warrant Agreement shall control. This summary is intended solely as a general outline of expected warrant terms and shall not be binding on the Company unless and until a definitive Warrant Agreement is executed by the parties.